For Immediate Release

Sears Canada to Seek Court Approval for Liquidation

Toronto, ON, October 10, 2017 - Sears Canada Inc. (“Sears Canada”, or the “Company”) today announced that it and certain of its subsidiaries (the “Sears Canada Group”) will be applying to the Ontario Superior Court of Justice (Commercial List) (the “Court”) for approval to liquidate all of its remaining stores and assets. It is expected the Court will hear the motion on October 13, 2017. Pending approval of the Court, it is expected that liquidation sales at retail locations would commence no earlier than October 19 and continue for 10 to 14 weeks. Further details regarding the liquidation will be communicated in due course.

Sears Canada was granted an Initial Order and protection under the Companies’ Creditors Arrangement Act (“CCAA”) on June 22, 2017. It subsequently received the Court's approval of a sale and investment solicitation process (SISP) to seek out proposals for the acquisition of, or investment in, the Sears Canada Group's business, assets and/or leases, and to implement one or a combination of proposals.

Sears Canada received and implemented going concern transactions for various lines of business, but following exhaustive efforts, no viable transaction for the Company to continue as a going concern was received. Accordingly, Sears Canada, with the recommendation of its advisors and approval of the Monitor, FTI Consulting Inc., is seeking an order to commence a liquidation that would result in a wind-down of its business following Court approval.  The Company deeply regrets this pending outcome and the resulting loss of jobs and store closures.

Additional Information

Copies of the Company’s motion materials will be available on the Monitor’s website at http://cfcanada.fticonsulting.com/searscanada. Information regarding the CCAA process may also be obtained by calling the Monitor’s hotline at 416-649-8113 or 1-855-649-8113 (toll free), or by email at searscanada@fticonsulting.com. Sears Canada will continue to provide updates regarding its restructuring as developments warrant.

About Sears Canada

Sears Canada Inc. is an independent Canadian digital and store-based retailer whose head office is based in Toronto. The Company operates as a separate entity from its U.S.- based co-founder, now known as Sears Holdings Corp. based in Illinois.

Forward Looking Information

Certain matters set forth in this news release including, but not limited to, statements with respect to the Sears Canada Group’s CCAA application and proceedings are forward looking. These forward-looking statements reflect management’s current views and are based on certain assumptions, including assumptions as to future operating conditions and courses of action, restructuring alternatives, economic conditions, and other factors that management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including the risk that the restructuring may be protracted as well as those risks and uncertainties identified under the heading “Risks and Uncertainties” in Sears Canada’s management’s discussion and analysis for the 52-week period ended January 28, 2017, and for the 13-week period ended April 29, 2017, available at www.sedar.com. These forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances.

For more information regarding the Sears Canada Restructuring

Enquiries for the Monitor may be directed to:
FTI Consulting:
Telephone: 416.649.8113 Toll Free: 1 855-649-8113 Email: searscanada@fticonsulting.com
Web: http://cfcanada.fticonsulting.com/searscanada.

Media Contact:

Joel Shaffer
416-649-8006
jshaffer@longviewcomms.ca

Peter Block
416-649-8008
pblock@longviewcomms.ca